Exhibit (a)(8)

March 20, 2012

Dear Stockholder:

We are pleased to inform you that on March 6, 2012, Transcend Services, Inc. (“Transcend”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Nuance Communications, Inc., a Delaware corporation (“Parent”), and Townsend Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement and subject to the conditions set forth in Purchaser’s Offer to Purchase dated March 20, 2012 and related materials enclosed with this letter, including the minimum tender condition and the expiration or earlier termination of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of common stock of Transcend (the “Common Stock”) at a purchase price of $29.50 per share (the “Offer Price”), net to the seller in cash, without interest. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Monday, April 16, 2012.

Following the successful completion of the cash tender offer, Purchaser will be merged with and into Transcend (the “Merger”), with Transcend surviving the Merger as a wholly owned subsidiary of Parent, and all shares of Transcend’s Common Stock not purchased in the tender offer (other than shares held in the treasury of Transcend or any of its subsidiaries, or by Parent or the Purchaser or by any stockholder of Transcend who validly exercises appraisal rights under Delaware law with respect to the shares of Common Stock) will be converted into the right to receive the Offer Price, without interest.

Transcend’s board of directors has unanimously adopted the Merger Agreement and approved the tender offer and the Merger and determined that the Merger Agreement and the transactions contemplated thereby (including the tender offer and the Merger) are fair to and in the best interests of Transcend and its stockholders. Accordingly, Transcend’s board of directors unanimously recommends that you accept the tender offer, tender your shares of Transcend Common Stock to Purchaser pursuant to the tender offer and, if necessary, vote to adopt the Merger Agreement.

In arriving at its recommendations, Transcend’s board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9. Also accompanying this letter is Purchaser’s Offer to Purchase dated March 20, 2012 and related materials (including a letter of transmittal for use in tendering your shares of Common Stock), which set forth the terms and conditions of Purchaser’s tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed documents carefully.

Very truly yours,

/s/ Larry G. Gerdes

Larry G. Gerdes

Chairman and Chief Executive Officer

Transcend Services   One Glenlake Parkway Suite 1325   Atlanta GA 30328    (T) 800-555-8727   www.transcendservices.com